June 21, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

RE:	BBX Capital Corporation (formerly known as BankAtlantic Bancorp, Inc.) Withdrawal of Registration Statement on Form S-1 Filed on October 6, 2010 File No. 333-169233

Ladies and Gentlemen:

BBX Capital Corporation (formerly known as BankAtlantic Bancorp, Inc.), a Florida corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-169233), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as the offering did not go forward. The Registration Statement has not been declared effective and none of the Company’s securities were sold pursuant to the Registration Statement. The withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the written order granting the withdrawal of the Registration Statement to the Company’s legal counsel, Alison W. Miller, Esq., of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, amiller@stearnsweaver.com.

Please feel free to contact the Company’s legal counsel, Alison W. Miller at (305) 789-3500 if you have any questions regarding this request for withdrawal. Thank you in advance for your consideration.

Sincerely,

/s/ Raymond S. Lopez
Raymond S. Lopez Chief Financial Officer